UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

June 24, 2022

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Interim Chief Financial Officer.

As previously announced, James Beer will retire from his position as Chief Financial Officer (“CFO”) and principal financial officer of Atlassian Corporation Plc (the “Company”), effective June 30, 2022. Effective July 1, 2022, Scott Farquhar, the Company’s co-Founder and co-Chief Executive Officer, will serve as Interim CFO (including as interim principal financial officer) while the Company continues its search for a permanent CFO.

There has been no change to Mr. Farquhar’s compensation in connection with his appointment as Interim Chief Financial Officer.

The information in this report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 24, 2022	Atlassian Corporation Plc

/s/ Erika Fisher
Erika Fisher Chief Administrative and Legal Officer